UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

EdtechX Holdings Acquisition Corp. II

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

28139A 102
(CUSIP Number)

EdtechX Holdings Acquisition Corp. II

c/o IBIS Capital Limited

22 Soho Square

London, United Kingdom, W1D 4NS

44 207 070 7080

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 15, 2022

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS IBIS Capital Sponsor II LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,075,475 (1) (2)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,075,475 (1) (2)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,075,475 (1) (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.8% (3)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Represents shares owned directly by IBIS Capital Sponsor II LLC, and indirectly by its managing members, Benjamin Vedrenne-Cloquet, the Issuer’s Chief Executive Officer and a director, and Charles McIntyre, the Issuer’s Chief Investment Officer and a director. Each of Mr. Vedrenne-Cloquet and Mr. McIntyre disclaims beneficial ownership of the securities held by IBIS Capital Sponsor II LLC, except to the extent of his pecuniary interest therein.

(2)

Represents 1,075,475 shares of the Issuer’s Class A common stock. Excludes 2,457,732 shares of the Issuer’s Class A common stock issuable upon exercise of warrants which will not become exercisable within 60 days.

(3)

There were 5,179,279 shares of the Issuer’s common stock outstanding as of September 28, 2022, as reported in the Issuer’s Annual Report on Form 10-K for the year ended June 30, 2022, as filed with the SEC on September 28, 2022. Such 5,179,279 shares were comprised of 2,304,279 shares of Class A Common Stock and 2,875,000 shares of Class B Common Stock. Pursuant to the transaction described in Item 4 of this Schedule 13D, 2,875,000 shares of Class B Common Stock were converted to 2,875,000 shares of Class A Common Stock. In accordance therewith, the percent of Class A Common Stock in the table above is calculated on the basis of there being 5,179,279 shares of Class A Common Stock outstanding.

1.	NAMES OF REPORTING PERSONS IBIS Capital Sponsor II EdtechX LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,013,500 (4) (5)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,013,500 (4) (5)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,013,500 (4) (5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.6% (6)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(4)	Represents shares owned directly by IBIS Capital Sponsor II EdtechX LLC, and indirectly by its managing members, Benjamin Vedrenne-Cloquet, the Issuer’s Chief Executive Officer and a director, and Charles McIntyre, the Issuer’s Chief Investment Officer and a director. Each of Mr. Vedrenne-Cloquet and Mr. McIntyre disclaims beneficial ownership of the securities held by IBIS Capital Sponsor II EdtechX LLC, except to the extent of his pecuniary interest therein.

(5)	Represents 1,013,500 shares of the Issuer’s Class A common stock. Excludes 546,750 shares of the Issuer’s Class A common stock issuable upon exercise of warrants which will not become exercisable within 60 days.

(6)	There were 5,179,279 shares of the Issuer’s common stock outstanding as of September 28, 2022, as reported in the Issuer’s Annual Report on Form 10-K for the year ended June 30, 2022, as filed with the SEC on September 28, 2022. Such 5,179,279 shares were comprised of 2,304,279 shares of Class A Common Stock and 2,875,000 shares of Class B Common Stock. Pursuant to the transaction described in Item 4 of this Schedule 13D, 2,875,000 shares of Class B Common Stock were converted to 2,875,000 shares of Class A Common Stock. In accordance therewith, the percent of Class A Common Stock in the table above is calculated on the basis of there being 5,179,279 shares of Class A Common Stock outstanding.

1.	NAMES OF REPORTING PERSONS Benjamin Vedrenne-Cloquet
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,088,975 (7) (8)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,088,975 (7) (8)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,088,975 (7) (8)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.3% (9)
14.	TYPE OF REPORTING PERSON (see instructions) IN, HC

(7)	Represents shares owned directly by IBIS Capital Sponsor II LLC and IBIS Capital Sponsor II EdtechX LLC, and indirectly by each of their managing members, Benjamin Vedrenne-Cloquet, the Issuer’s Chief Executive Officer and a director, and Charles McIntyre, the Issuer’s Chief Investment Officer and a director. Each of Mr. Vedrenne-Cloquet and Mr. McIntyre disclaims beneficial ownership of the securities held by IBIS Capital Sponsor II LLC and IBIS Capital Sponsor II EdtechX LLC, respectively, except to the extent of his pecuniary interest therein.

(8)	Represents 2,088,975 shares of the Issuer’s Class A common stock (1,075,475 owned by IBIS Capital Sponsor II LLC and 1,013,500 owned by IBIS Capital Sponsor II EdtechX LLC). Excludes 3,004,482 shares of the Issuer’s Class A common stock issuable upon exercise of warrants (2,457,732 owned by IBIS Capital Sponsor II LLC and 546,750 owned by IBIS Capital Sponsor II EdtechX LLC) which will not become exercisable within 60 days.

(9)	Based on 5,179,279 shares of the Issuer’s common stock outstanding as of September 28, 2022, as reported in the Issuer’s Annual Report on Form 10-K for the year ended June 30, 2022, as filed with the SEC on September 28, 2022. Such 5,179,279 shares were comprised of 2,304,279 shares of Class A Common Stock and 2,875,000 shares of Class B Common Stock. Pursuant to the transaction described in Item 4 of this Schedule 13D, 2,875,000 shares of Class B Common Stock were converted to 2,875,000 shares of Class A Common Stock. In accordance therewith, the percent of Class A Common Stock in the table above is calculated on the basis of there being 5,179,279 shares of Class A Common Stock outstanding.

1.	NAMES OF REPORTING PERSONS Charles McIntyre
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,088,975 (10) (11)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,088,975 (10) (11)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,088,975 (10) (11)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.3% (12)
14.	TYPE OF REPORTING PERSON (see instructions) IN, HC

(10)	Represents shares owned directly by IBIS Capital Sponsor II LLC and IBIS Capital Sponsor II EdtechX LLC, and indirectly by each of their managing members, Benjamin Vedrenne-Cloquet, the Issuer’s Chief Executive Officer and a director, and Charles McIntyre, the Issuer’s Chief Investment Officer and a director. Each of Mr. Vedrenne-Cloquet and Mr. McIntyre disclaims beneficial ownership of the securities held by IBIS Capital Sponsor II EdtechX LLC and IBIS Capital Sponsor II EdtechX LLC, respectively, except to the extent of his pecuniary interest therein.

(11)	Represents 2,088,975 shares of the Issuer’s Class A common stock (1,075,475 owned by IBIS Capital Sponsor II LLC and 1,013,500 owned by IBIS Capital Sponsor II EdtechX LLC). Excludes 3,004,482 shares of the Issuer’s Class A common stock issuable upon exercise of warrants (2,457,732 owned by IBIS Capital Sponsor II LLC and 546,750 owned by IBIS Capital Sponsor II EdtechX LLC) which will not become exercisable within 60 days.

(12)	Based on 5,179,279 shares of the Issuer’s common stock outstanding as of September 28, 2022, as reported in the Issuer’s Annual Report on Form 10-K for the year ended June 30, 2022, as filed with the SEC on September 28, 2022. Such 5,179,279 shares were comprised of 2,304,279 shares of Class A Common Stock and 2,875,000 shares of Class B Common Stock. Pursuant to the transaction described in Item 4 of this Schedule 13D, 2,875,000 shares of Class B Common Stock were converted to 2,875,000 shares of Class A Common Stock. In accordance therewith, the percent of Class A Common Stock in the table above is calculated on the basis of there being 5,179,279 shares of Class A Common Stock outstanding.

1.	NAMES OF REPORTING PERSONS A1 Capital Advisory Asia Ltd
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC (13)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 786,025 (14) (15)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 786,025 (14) (15)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 786,025 (14) (15)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2% (16)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(13)	Such shares were originally purchased by IBIS Capital Sponsor II LLC using its working capital and transferred from IBIS Capital Sponsor II LLC to A1 Capital Advisory Asia Ltd. for no consideration as described in Item 4 of this Schedule 13D.

(14)	Represents shares owned directly by A1 Capital Advisory Asia Ltd., and indirectly by its Anop Chirdkiatisak. Mr. Chirdkiatisak disclaims beneficial ownership of the securities held by A1 Capital Advisory Asia Ltd., except to the extent of his pecuniary interest therein.

(15)	Represents 786,025 shares of the Issuer’s Class A common stock. Excludes 2,035,518 shares of the Issuer’s Class A common stock issuable upon exercise of warrants which will not become exercisable within 60 days.

(16)	There were 5,179,279 shares of the Issuer’s common stock outstanding as of September 28, 2022, as reported in the Issuer’s Annual Report on Form 10-K for the year ended June 30, 2022, as filed with the SEC on September 28, 2022. Such 5,179,279 shares were comprised of 2,304,279 shares of Class A Common Stock and 2,875,000 shares of Class B Common Stock. Pursuant to the transaction described in Item 4 of this Schedule 13D, 2,875,000 shares of Class B Common Stock were converted to 2,875,000 shares of Class A Common Stock. In accordance therewith, the percent of Class A Common Stock in the table above is calculated on the basis of there being 5,179,279 shares of Class A Common Stock outstanding.

1.	NAMES OF REPORTING PERSONS Anop Chirdkiatisak
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC (17)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Thailand
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 786,025 (18) (19)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 786,025 (18) (19)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 786,025 (18) (19)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2% (20)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(17)	Represents shares owned directly by A1 Capital Advisory Asia Ltd., which were originally purchased by IBIS Capital Sponsor II LLC using its working capital and transferred from IBIS Capital Sponsor II LLC to A1 Capital Advisory Asia Ltd. for no consideration as described in Item 4 of this Schedule 13D.

(18)	Represents shares owned directly by A1 Capital Advisory Asia Ltd., and indirectly by Anop Chirdkiatisak. Mr. Chirdkiatisak disclaims beneficial ownership of the securities held by A1 Capital Advisory Asia Ltd., except to the extent of his pecuniary interest therein.

(19)	Represents 786,025 shares of the Issuer’s Class A common stock. Excludes 2,035,518 shares of the Issuer’s Class A common stock issuable upon exercise of warrants which will not become exercisable within 60 days.

(20)	There were 5,179,279 shares of the Issuer’s common stock outstanding as of September 28, 2022, as reported in the Issuer’s Annual Report on Form 10-K for the year ended June 30, 2022, as filed with the SEC on September 28, 2022. Such 5,179,279 shares were comprised of 2,304,279 shares of Class A Common Stock and 2,875,000 shares of Class B Common Stock. Pursuant to the transaction described in Item 4 of this Schedule 13D, 2,875,000 shares of Class B Common Stock were converted to 2,875,000 shares of Class A Common Stock. In accordance therewith, the percent of Class A Common Stock in the table above is calculated on the basis of there being 5,179,279 shares of Class A Common Stock outstanding.

SCHEDULE 13D

This Schedule 13D filed on behalf of (i) IBIS Capital Sponsor II LLC, a Delaware limited liability company, (ii) IBIS Capital Sponsor II EdtechX LLC, a Delaware limited liability company (collectively with IBIS Capital Sponsor II LLC, the “Sponsors”, each a “Sponsor”), each of the Sponsors’ two managing members, (iii) Benjamin Vedrenne-Cloquet and (iv) Charles McIntyre (the “Managing Members”), (v) A1 Capital Advisory Asia Limited, a British Virgin Islands limited company, and (vi) A1 Capital Advisory Asia Limited’s Director, Anop Chirdkiatisak (collectively with the Sponsors, the Managing Members, and A1 Capital Advisory Asia Limited, the “Reporting Persons”) with respect to the Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of EdtechX Holdings Acquisition Corp. II (the “Issuer”).

Item 1.	Security and Issuer

Security: Class A Common Stock

Issuer:	EdtechX Holdings Acquisition Corp. II

c/o IBIS Capital Limited

22 Soho Square

London, United Kingdom, W1D 4NS

Item 2.	Identity and Background

(a) This statement is filed by:

(i)	IBIS Capital Sponsor II LLC, the holder of record of 20.8% of the issued and outstanding shares of Class A Common Stock;
(ii)	IBIS Capital Sponsor II EdtechX LLC, the holder of record of 19.6% of the issued and outstanding shares of Class A Common Stock;
(iii)	Benjamin Vedrenne-Cloquet, a Director and the Chief Executive Officer of the Issuer and a Managing Member of each of the Sponsors;
(iv)	Charles McIntyre, a Director and the Chief Investment Officer of the Issuer and a Managing Member of each of the Sponsors;
(v)	A1 Capital Advisory Asia Limited, the holder of record of 15.2% of the issued and outstanding shares of Class A Common Stock; and
(vi)	Anop Chirdkiatisak, the Director of A1 Capital Advisory Asia Limited.

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The address of the principal business and principal office of each of the Reporting Persons is c/o EdtechX Holdings Acquisition Corp. II, c/o IBIS Capital Limited, 22 Soho Square, London, United Kingdom, W1D 4NS.

(c) Each Sponsor’s principal business has been to act as the Issuer’s sponsor in connection with its initial public offering and search for an initial business combination target. Mr. Vedrenne-Cloquet’s principal occupation is acting as the Chief Executive Officer and a Director of the Issuer, and as Operating Partner at IBIS Capital Limited (“IBIS”), an investment and advisory firm. Mr. McIntyre’s principal occupation is acting as the Chief Investment Officer and a Director of the Issuer and Chief Executive Officer of IBIS. A1 Capital Advisory Asia Limited’s principal business is investment holdings. Mr. Chirdkiatisak’s principal occupation is managing A1 Capital Advisory Asia Limited.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Sponsors is a Delaware limited liability company. Mr. Vedrenne-Cloquet is a citizen of France. Mr. McIntyre is a citizen of the United Kingdom. A1 Capital Advisory Asia Limited is a British Virgin Islands limited company. Mr. Chirdkiatisak is a citizen of Thailand.

Item 3.	Source and Amount of Funds or Other Consideration

See Item 4 of this Schedule 13D, which information is incorporated herein by reference.

Item 4.	Purpose of the Transaction

On June 30, 2020, the Sponsors purchased 4,312,500 shares of Issuer Class B common stock (“Class B Common Stock”, such 4,312,500 shares the “Founder Shares”) for an aggregate price of $25,000. In December 2020, Sponsors contributed an aggregate of 1,437,500 Founder Shares to the Issuer for no consideration, resulting in a decrease in the total number of shares of Class B common stock outstanding from 4,312,500 to 2,875,000. In connection with the Issuer’s Initial Public Offering (the “IPO”), Sponsors contributed to the Issuer’s capital an aggregate of 40,000 Founder Shares and the Issuer issued a like number of shares to one of the underwriters in the IPO (collectively, the “underwriters”, each an “underwriter”). The Issuer’s initial stockholders (“Initial Stockholders”), including the Sponsors, agreed to forfeit up to 375,000 Founder Shares to the extent that the underwriters’ over-allotment option in the IPO was not exercised in full, so that the Founder Shares would represent 20.0% of the Issuer’s issued and outstanding shares after the IPO. On December 17, 2020, the underwriters fully exercised the over-allotment option, to purchase an additional 1,500,000 units (the “Over-Allotment Units”), each unit consisting of one share of Class A Common Stock and one-half of one Issuer redeemable warrant (a “Warrant”), each whole Warrant exercisable as of 30 days after the completion of an initial business combination by the Issuer to purchase one whole share of Class A Common Stock at a price of $11.50 per share. As a result of the full exercise of the over-allotment option, the 375,000 Founder Shares were no longer subject to forfeiture.

On December 15, 2020, Sponsors, the underwriters and MIHI LLC purchased an aggregate of 5,000,000 Warrants (“Private Placement Warrants”), and 40,000 Founder Shares for an aggregate purchase price of approximately $5.0 million in a private placement (the “Private Placement”) that occurred simultaneously with the closing of the IPO. Simultaneously with the consummation of the sale of the Over-Allotment Units on December 17, 2020, Sponsors, MIHI LLC, and Jefferies LLC, the representative of the underwriters, purchased an additional 525,000 Private Placement Warrants for an aggregate purchase price of an additional $525,000. A portion of the proceeds from the sale of the Private Placement Warrants were added to the net proceeds from the IPO deposited in the Issuer’s SPAC trust account (the “Trust Account”). If Issuer does not complete a business combination within the period (the “Combination Period”) allowed by Issuer’s amended and restated certificate of incorporation, the Private Placement Warrants will expire worthless. The Private Placement Warrants are non-redeemable for cash and exercisable on a cashless basis so long as they are held by the initial purchasers or their permitted transferees. In March 2022, IBIS Capital Sponsor II LLC transferred 786,025 Founder Shares and 2,035,518 to A1 Capital Advisory Asia Limited for no consideration. In May 2022, MIHI LLC transferred 40,000 Founder Shares and 60,000 Private Placement Warrants to IBIS Capital Sponsor II EdtechX LLC for no consideration.

Pursuant to the Letter Agreements (as defined below) described in Item 6 of this Schedule 13D, which information is incorporated herein by reference, each of the Reporting Persons, among others, has agreed not to transfer or sell (subject to certain limited exceptions) (1) the Founder Shares until the earlier of  (A) one year after the completion of Issuer’s initial business combination or (B) subsequent to Issuer’s initial business combination, (x) if the reported closing price of Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading-day period commencing at least 150 days after Issuer’s initial business combination, or (y) the date on which Issuer completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of its stockholders having the right to exchange their shares of common stock for cash, securities or other property, or (2) the Private Placement Warrants and the Class A Common Stock underlying such Warrants, until 30 days after the completion of Issuer’s initial business combination.

The shares of Class B Common Stock would automatically convert into shares of Class A Common Stock at the closing of the Issuer’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like. On November 15, 2022, the Sponsors and A1 Capital Advisory Asia Limited respectively elected to convert all 2,875,000 shares of Class B Common Stock owned by them into an aggregate of 2,875,000 shares of Class A Common Stock pursuant to the terms of the Class B Common Stock.

The source of funds for the acquisitions described above was the working capital of the Sponsors. The securities owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may acquire additional securities of the Issuer, and, subject to the agreements described below in Item 6, retain or sell all or a portion of the securities then held in the open market or in privately negotiated transactions. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake with respect to securities of the Issuer may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

As directors and/or officers of the Issuer, each of Mr. Vedrenne-Cloquet and Mr. McIntyre may be involved in making material business decisions regarding the Issuer’s policies and practices and may be involved in the consideration of various proposals considered by the Issuer’s board of directors.

Other than as described above and in Item 6 of this Schedule 13D, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer

IBIS Capital Sponsor II LLC

(a) IBIS Capital Sponsor II LLC beneficially owns 1,075,475 shares of Class A Common Stock (not including 2,457,732 shares of Class A Common Stock issuable upon the exercise of Private Warrants, which are not exercisable within 60 days). Such number of shares represents an aggregate of 20.8% of the class of securities, based on there being 5,179,279 shares of Class A Common Stock outstanding in accordance with the following (the “Calculation”): There were 2,304,279 shares of Class A Common Stock and 2,875,000 shares of Class B Common Stock outstanding as of September 28, 2022, as reported in the Issuer’s Annual Report on Form 10-K for the year ended June 30, 2022, as filed with the SEC on September 28, 2022. Pursuant to the transaction described in Item 4 of this Schedule 13D, 2,875,000 shares of Class B Common Stock were converted to 2,875,000 shares of Class A Common Stock, as a result of which there were 5,179,279 shares of Class A Common Stock outstanding.

(b) The number of shares of Class A Common Stock as to which the Sponsor has:

(i)	Sole power to vote or direct the vote: 1,075,475
(ii)	Shared power to vote or direct the vote: 0
(iii)	Sole power to dispose or direct the disposition: 1,075,475
(iv)	Shared power to dispose or direct the disposition: 0

(c) Except as described in Item 6, during the past 60 days, IBIS Capital Sponsor II LLC has not effected any transactions in the Class A Common Stock.

(d) None.

(e) Not applicable.

IBIS Capital Sponsor II EdtechX LLC

(a) IBIS Capital Sponsor II EdtechX LLC beneficially owns 1,013,500 shares of Class A Common Stock (not including 546,750 shares of Class A Common Stock issuable upon the exercise of Private Warrants, which are not exercisable within 60 days). Such number of shares represents an aggregate of 19.6% of the class of securities, based on 5,179,279 shares of Class A Common Stock outstanding in accordance with the Calculation above.

(b) The number of shares of Class A Common Stock as to which the Sponsor has:

(i)	Sole power to vote or direct the vote: 1,013,500
(ii)	Shared power to vote or direct the vote: 0
(iii)	Sole power to dispose or direct the disposition: 1,013,500
(iv)	Shared power to dispose or direct the disposition: 0

(c) Except as described in Item 6, during the past 60 days, the Sponsor has not effected any transactions in the Class A Common Stock.

(d) None.

(e) Not applicable.

Benjamin Vedrenne-Cloquet

(a) Mr. Vedrenne-Cloquet beneficially owns 2,088,975 shares of Class A Common Stock (not including 3,004,482 shares of Class A Common Stock issuable upon the exercise of Private Warrants, which are not exercisable within 60 days), which are all directly held by the Sponsors, of which Mr. Vedrenne-Cloquet is a Managing Member. As a result, Mr. Vedrenne-Cloquet has shared voting and investment power over the shares held by the Sponsors. Such number of shares represents an aggregate of 40.3% of the class of securities, based on 5,179,279 shares of Class A Common Stock outstanding in accordance with the Calculation above. Notwithstanding his dispositive and voting control over such shares, Mr. Vedrenne-Cloquet disclaims beneficial ownership of the shares of Class A Common Stock held by the Sponsors, except to the extent of his proportionate pecuniary interest therein.

(b) The number of shares of Class A Common Stock as to which Mr. Vedrenne-Cloquet has:

(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or direct the vote: 2,088,975
(iii)	Sole power to dispose or direct the disposition: 0
(iv)	Shared power to dispose or direct the disposition: 2,088,975

(c) Except as described in Item 6, during the past 60 days, Mr. Vedrenne-Cloquet has not effected any transactions in the Class A Common Stock.

(d) The other members of Sponsors have the right to receive dividends from Sponsors.

(e) Not applicable.

Charles McIntyre

(a) Mr. McIntyre beneficially owns 2,088,975 shares of Class A Common Stock (not including 3,004,482 shares of Class A Common Stock issuable upon the exercise of Private Warrants, which are not exercisable within 60 days), which are all directly held by the Sponsors, of which Mr. McIntyre is a Managing Member. As a result, Mr. McIntyre has shared voting and investment power over the shares held by the Sponsors. Such number of shares represents an aggregate of 40.3% of the class of securities, based on 5,179,279 shares of Class A Common Stock outstanding in accordance with the Calculation above. Notwithstanding his dispositive and voting control over such shares, Mr. McIntyre disclaims beneficial ownership of the shares of Class A Common Stock held by the Sponsors, except to the extent of his proportionate pecuniary interest therein.

(b) The number of shares of Class A Common Stock as to which Mr. McIntyre has:

(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or direct the vote: 2,088,975
(iii)	Sole power to dispose or direct the disposition: 0
(iv)	Shared power to dispose or direct the disposition: 2,088,975

(c) Except as described in Item 6, during the past 60 days, Mr. McIntyre has not effected any transactions in the Class A Common Stock.

(d) The other members of Sponsors have the right to receive dividends from Sponsors.

(e) Not applicable.

A1 Capital Advisory Asia Limited

(a) A1 Capital Advisory Asia Limited beneficially owns 786,025 shares of Class A Common Stock (not including 2,035,518 shares of Class A Common Stock issuable upon the exercise of Private Warrants, which are not exercisable within 60 days). Such number of shares represents an aggregate of 15.2% of the class of securities, based on 5,179,279 shares of Class A Common Stock outstanding in accordance with the Calculation above.

(b) The number of shares of Class A Common Stock as to which A1 Capital Advisory Asia Limited has:

(i)	Sole power to vote or direct the vote: 786,025
(ii)	Shared power to vote or direct the vote: 0
(iii)	Sole power to dispose or direct the disposition: 786,025
(iv)	Shared power to dispose or direct the disposition: 0

(c) During the past 60 days, A1 Capital Advisory Asia Limited has not effected any transactions in the Class A Common Stock.

(d) None.

(e) Not applicable.

Anop Chirdkiatisak

(a) Mr. Chirdkiatisak beneficially owns 786,025 shares of Class A Common Stock (not including 2,035,518 shares of Class A Common Stock issuable upon the exercise of Private Warrants, which are not exercisable within 60 days), which are all directly held by A1 Capital Advisory Asia Limited, of which Mr. Chirdkiatisak is the Director. As a result, Mr. Chirdkiatisak has sole voting and investment power over the shares held by A1 Capital Advisory Asia Limited. Such number of shares represents an aggregate of 15.2% of the class of securities, based on 5,179,279 shares of Class A Common Stock outstanding in accordance with the Calculation above. Notwithstanding his dispositive and voting control over such shares, Mr. Chirdkiatisak disclaims beneficial ownership of the shares of Class A Common Stock held by A1 Capital Advisory Asia Limited, except to the extent of his proportionate pecuniary interest therein.

(b) The number of shares of Class A Common Stock as to which Mr. Chirdkiatisak has:

(i)	Sole power to vote or direct the vote: 786,025
(ii)	Shared power to vote or direct the vote: 0
(iii)	Sole power to dispose or direct the disposition: 786,025
(iv)	Shared power to dispose or direct the disposition: 0

(c) During the past 60 days, Mr. Chirdkiatisak has not effected any transactions in the Class A Common Stock.

(d) None.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Class B Common Stock

On June 30, 2020, the Sponsors purchased 4,312,500 Founder Shares of Class B Common Stock for an aggregate price of $25,000. Each share of Class B Common Stock is redeemable for Class A Common Stock on a one-for-one basis, subject to adjustment. In December 2020, Sponsors contributed an aggregate of 1,437,500 Founder Shares to the Issuer for no consideration, resulting in a decrease in the total number of shares of Class B Common Stock outstanding from 4,312,500 to 2,875,000. In connection with the IPO, Sponsors contributed to the Issuer’s capital an aggregate of 40,000 Founder Shares, and the Issuer issued the same number of shares to the underwriters. The Initial Stockholders including the Sponsors agreed to forfeit up to 375,000 Founder Shares to the extent that the underwriters’ over-allotment option in the IPO was not exercised in full, so that the Founder Shares would represent 20.0% of the Issuer’s issued and outstanding shares after the IPO. On December 17, 2020, the underwriters fully exercised the over-allotment option and as a result such 375,000 Founder Shares were no longer subject to forfeiture. Subsequently, in March 2022 IBIS Capital Sponsor II LLC transferred 786,025 Founder Shares to A1 Capital Advisory Asia Limited for no consideration, and in May 2022 MIHI LLC transferred 40,000 Founder Shares to IBIS Capital Sponsor II EdtechX LLC for no consideration.

On November 15, 2022, the Sponsors and A1 Capital Advisory Asia Limited respectively elected to convert all 2,875,000 shares of Class B Common Stock owned by them into an aggregate of 2,875,000 shares of Class A Common Stock pursuant to the terms of the Class B Common Stock.

Insider Letter Agreements

In connection with the IPO, Sponsors and each member of Issuer’s board of directors and each of its executive officers (including Benjamin Vedrenne-Cloquet and Charles McIntyre as directors and executive officers of Issuer) entered into a letter agreement (collectively, the “Letter Agreements”), pursuant to which they agreed to (i) waive their redemption rights with respect to their Founder Shares and any shares of Class A Common Stock sold in the IPO (“Public Shares”) owned by them in connection with the completion of Issuer’s initial business combination; (ii) waive their redemption rights with respect to their Founder Shares and Public Shares in connection with a stockholder vote to approve an amendment to the amended and restated certificate of incorporation of the Issuer to modify the substance or timing of Issuer’s obligation to redeem 100% of the Public Shares if the Issuer does not complete a business combination within the Combination Period, or to provide for redemption in connection with a business combination, (iii) waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if the Issuer fails to complete a business combination within the Combination Period, although they will be entitled to redemption or liquidating distributions from the Trust Account with respect to any Public Shares they hold if the Issuer fails to complete a business combination within the Combination Period; and (iv) vote any Founder Shares held by them and any Public Shares purchased after the IPO (including in open market and privately-negotiated transactions) in favor of any proposed business combination for which Issuer seeks stockholder approval. They have also agreed by the Letter Agreements not to transfer or sell (subject to certain limited exceptions) (1) the Founder Shares until the earlier of  (A) one year after the completion of Issuer’s initial business combination or (B) subsequent to Issuer’s initial business combination, (x) if the reported closing price of the Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading-day period commencing at least 150 days after Issuer’s initial business combination, or (y) the date on which Issuer completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of its stockholders having the right to exchange their shares of common stock for cash, securities or other property, or (2) the Private Placement Warrants and the Class A Common Stock underlying such Warrants, until 30 days after the completion of Issuer’s initial business combination.

Pursuant to the Letter Agreements, the Sponsors agreed that they will be liable to the Issuer if and to the extent any claims by a third party for services rendered or products sold to Issuer, or a prospective target business with which Issuer has entered into a written letter of intent, confidentiality or similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable; provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the trust account (whether or not such waiver is enforceable) nor will it apply to any claims under our indemnity of the underwriters of this offering against certain liabilities, including liabilities under the Securities Exchange Act of 1933 (as amended, the “Securities Act”).

The foregoing description of the Letter Agreements is qualified in its entirety by reference to the full text of such agreements, a copy of the form of which is filed as Exhibit 2 hereto.

Private Warrants

On December 15, 2020, Sponsors, the underwriters and MIHI LLC purchased an aggregate of 5,000,000 Private Placement Warrants, and 40,000 Founder Shares for an aggregate purchase price of approximately $5.0 million in the Private Placement that occurred simultaneously with the closing of the IPO. Simultaneously with the consummation of the sale of the Over-Allotment Units on December 17, 2020, Sponsors, MIHI LLC, and Jefferies LLC, the representative of the underwriters, purchased an additional 525,000 Private Placement Warrants for an aggregate purchase price of an additional $525,000. A portion of the proceeds from the sale of the Private Placement Warrants were added to the net proceeds from the IPO deposited in the Trust Account. If Issuer does not complete a business combination within the Combination Period, the Private Placement Warrants will expire worthless. The Private Placement Warrants are non-redeemable for cash and exercisable on a cashless basis so long as they are held by the initial purchasers or their permitted transferees. Subsequently, in March 2022 IBIS Capital Sponsor II LLC transferred 2,035,518 Private Placement Warrants to A1 Capital Advisory Asia Limited for no consideration, and in May 2022 MIHI LLC transferred 60,000 Private Placement Warrants to IBIS Capital Sponsor II EdtechX LLC for no consideration.

Each Warrant is exercisable for one whole share of Class A Common Stock at a price of $11.50 per share, subject to adjustment as described herein. The Warrants will become exercisable 30 days after the completion of Issuer’s initial business combination. In addition, if (x) Issuer issues additional shares of Class A Common Stock or equity-linked securities for capital raising purposes in connection with the closing of its initial business combination at an issue price or effective issue price of less than $9.20 per share of Class A Common Stock (with such issue price or effective issue price to be determined in good faith by Issuer’s board of directors and, in the case of any such issuance to the Initial Stockholders or their affiliates, without taking into account any founder shares held by the Initial Stockholders or their affiliates, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of Issuer’s initial business combination on the date of the consummation of the initial business combination (net of redemptions), and (z) the volume weighted average trading price of Issuer’s common stock during the 20 trading day period starting on the trading day prior to the day on which it consummates its initial business combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the Warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price described below will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

Once the Warrants become exercisable, Issuer may redeem the outstanding Warrants (except as described herein with respect to the Private Placement Warrants) in whole and not in part, at a price of $0.01 per Warrant, upon a minimum of 30 days’ prior written notice of redemption (the “30-day redemption period”), if, and only if, the reported closing price of the Class A Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing once the Warrants become exercisable and ending on the third trading day prior to the date on which Issuer sends the notice of redemption to holders of the Warrants.

Issuer will not redeem the Warrants unless a registration statement under the Securities Act covering the shares of Class A Common Stock issuable upon exercise of the Warrants is effective and a current prospectus relating to those shares of Class A Common Stock is available throughout the 30-day redemption period, except if the Warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act. If and when the Warrants become redeemable by the Issuer, Issuer may not exercise its redemption right if the issuance of shares of common stock upon exercise of the Warrants is not exempt from registration or qualification under applicable state blue sky laws or Issuer is unable to effect such registration or qualification. Issuer will use its best efforts to register or qualify such shares of common stock under the blue sky laws of the state of residence in those states in which the Warrants were offered by Issuer in the IPO.

If Issuer calls the Warrants for redemption as described above, its management will have the option to require all holders that wish to exercise Warrants to do so on a cashless basis. In determining whether to require all holders to exercise their Warrants on a cashless basis, Issuer management will consider, among other factors, Issuer’s cash position, the number of Warrants that are outstanding and the dilutive effect on Issuer’s stockholders of issuing the maximum number of shares of Class A Common Stock issuable upon the exercise of the Warrants. In such event, each holder would pay the exercise price by surrendering the Warrants for that number of shares of Class A Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Class A Common Stock underlying the Warrants multiplied by the excess of the “fair market value” (defined below) over the exercise price of the Warrant by (y) the fair market value. The “fair market value” for this purpose shall mean the average reported closing price of the Class A Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.

The foregoing description of the Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as Exhibit 3 hereto.

Registration Rights Agreement

Pursuant to a registration rights agreement (“Registration Rights Agreement”) entered into concurrently with the IPO, the Sponsors, A1 Capital Advisory Asia Limited, and each of their permitted transferees can demand that the Issuer register the resale of the Private Placement Warrants and the shares of Class A Common Stock issuable upon exercise of the Private Placement Warrants held, or to be held, by them. The Sponsors and A1 Capital Advisory Asia Limited collectively are entitled to make up to three demands, excluding short form registration demands, that the Issuer register such securities for sale under the Securities Act. In addition, each has “piggy-back” registration rights to include its securities in other registration statements filed by the Issuer. The Issuer agreed to bear the expenses incurred in connection with the filing of any such registration statements.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as Exhibit 4 hereto.

Indemnification Agreement

In connection with its IPO, Issuer entered into an indemnification agreement (“Indemnification Agreement”) with each of its executive officers and directors (including Messrs. Vedrenne-Cloquet and McIntyre), pursuant to which the Issuer agreed to indemnify and advance certain expenses to such persons, to the fullest extent permitted by applicable law, if such persons are or are threatened to be made a party to certain proceedings by reason of their service to the Issuer.

The foregoing description of the Indemnification Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as Exhibit 5 hereto.

Business Combination Agreements

On May 16, 2022, the Issuer entered into an Agreement and Plan of Reorganization (“Merger Agreement”) by and among Issuer, EXHAC Merger Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of Issuer (“Merger Sub I”), EXHAC Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of Issuer (“Merger Sub II”), and zSpace Inc., a Delaware corporation (the “Company”). Pursuant to the Merger Agreement, the parties will enter into a business combination transaction by which (i) Merger Sub I will merge with and into the Company, with the Company being the surviving entity of the merger, and, after giving effect to such merger, continuing as a wholly owned subsidiary of Issuer (the “First Merger”) and (ii) following the First Merger, the Company will merge with and into Merger Sub II (the “Second Merger” and, together with the First Merger, the “Merger”), with Merger Sub II being the surviving company of the Second Merger (Merger Sub II, in its capacity as the surviving company of the Second Merger, the “Surviving Company”). Concurrently with the consummation of the First Merger, (i) the outstanding shares of common stock (“Company Stock”) and preferred stock of the Company (“Preferred Stock”) issued and outstanding immediately prior to the effective time of the Merger (“Effective Time”) will be converted into shares of Issuer Class A Common Stock, in each case, pursuant to the terms of the Merger Agreement and (ii) each in-the-money option of the Company that is outstanding and unexercised immediately prior to the Effective Time will be assumed by Issuer and will represent the right to acquire an adjusted number of shares of Issuer Common Stock at an adjusted exercise price. The Company is a leading provider of commercial augmented reality (“AR”) and virtual reality (“VR”) technology in the global education market.

The Merger Agreement also provides, among other things, that concurrently with the closing of the Mergers, the Issuer will amend and restate the Registration Rights Agreement (as amended and restated, the “A&R Registration Rights Agreement”), pursuant to which the Issuer will agree to register for resale under the Securities Act, after the lapse or expiration of any transfer restrictions, lock-up, or escrow provisions which may apply, the shares of the Issuer’s common stock held by persons who are or will be affiliates of the Issuer after the completion of the Merger (including shares of the Issuer’s common stock issuable upon conversion or exercise of warrants or other convertible securities of the Issuer).

Consummation of the Merger is subject to customary conditions of the respective parties, including the approval of the Merger Agreement and the transactions contemplated thereby by the Issuer’s stockholders and the Company’s stockholders, and the availability of at least $24,000,000 in cash from the Trust Account and from the proceeds of any private placement of securities of the Issuer.

The foregoing descriptions of the Merger Agreement and A&R Registration Rights Agreement are qualified in their entirety by reference to the full text of such agreements, copies of which are filed as Exhibit 6 and 7 hereto.

Sponsor Earnout Escrow Agreement

Contemporaneously with the execution of the Merger Agreement, Sponsors, and A1 Capital Advisory Asia Limited (Sponsors and A1 Capital Advisory Asia Limited collectively, the “Sponsor Group”) entered into an escrow agreement (“Sponsor Earnout Escrow Agreement”) with Issuer and Continental Stock Transfer & Trust Company, as escrow agent, providing that, immediately following the Effective Time, the Sponsor Group shall deposit an aggregate of up to 1,437,500 shares of Issuer common stock (“Sponsor Earnout Shares”) into escrow. The Sponsor Earnout Escrow Agreement provides that an amount of Sponsor Earnout Shares will be deposited into escrow based in part on the amount of funds held in the Trust Account after taking into account holders of Issuer common stock that have requested redemption of their shares. Such shares will be held in escrow and released to the Sponsor Group upon achievement of certain objectives (“Earnout Conditions”) or earlier upon certain events or terminated and canceled by Issuer if such Earnout Conditions are not met at any time during the during the period beginning on the closing date of the Merger (the “Closing Date”) until the fifth anniversary of the Closing Date (the “Earnout Period”).

The foregoing description of the Sponsor Earnout Escrow Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as Exhibit 8 hereto.

Issuer Stockholder Support Agreement

Contemporaneously with the execution of the Merger Agreement, Issuer, the Company, and each person in the Sponsor Group entered into an agreement (“Issuer Support Agreement”) pursuant to which they agreed to (i) approve Issuer’s entry into the Merger Agreement and the transactions contemplated thereby, (ii) vote their Issuer securities in favor of the Merger Agreement and the transactions contemplated thereby, (iii) vote all such shares in favor of any proposal to adjourn a meeting of the stockholders at which there is a proposal to adopt the Merger Agreement if there are not sufficient votes to adopt the proposals set forth in the preceding clause (i), (iv) vote all such shares against any proposal, offer, or submission with respect to a competing transaction described in the Merger Agreement, and (v) not to transfer, assign, or sell such covered shares, except to certain permitted transferees, prior to the consummation of the Merger.

The foregoing description of the Issuer Support Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as Exhibit 9 hereto.

Lock-Up Agreements

Contemporaneously with the execution of the Merger Agreement, Issuer, the Company, and certain stockholders of Issuer and the Company including the Sponsor Group (each, a “Lock-up Party”) entered into lock-up agreements (“Lock-up Agreements”) providing that each Lock-up Party will not transfer (i) the shares received by such Lock-up Party as consideration in connection with the Merger Agreement and the retirement of certain debt of the Company in connection with the Mergers or (ii) the shares of Issuer common stock held as of the date of the Lock-up Agreements by the Sponsor Group ((i) and (ii) collectively, the “Restricted Securities”) for a period of eighteen (18) months following the Closing Date, in each case on the terms and subject to the provisions set forth therein; provided that (a) 7.5% of the Restricted Securities of each Lock-up Party subject to the Lock-up Agreements shall be freely transferable commencing immediately upon the Closing Date; (b) one-third (1/3rd) of the remaining Restricted Securities in respect of each such Lock-up Party shall be released from the Lockup Agreement upon the six (6) month anniversary of the Closing Date; and (c) if the VWAP of the Issuer Common Stock (i) has exceeded $12.00 over any twenty (20) trading days within the thirty (30) consecutive trading day period immediately prior to the twelve (12) month anniversary of the Closing Date, then all of the remaining Restricted Securities in respect of each such Lock-up Party will be released from the Lockup Agreement upon the twelve (12) month anniversary of the Closing Date, or (ii) has not exceeded $12.00 over any twenty (20) trading days within the thirty (30) consecutive trading day period immediately prior to the twelve (12) month anniversary of the Closing Date, then half (1/2) of the remaining Restricted Securities in respect of each Lock-up Party will be released from the transfer restrictions upon the twelve (12) month anniversary of the Closing Date and all remaining Restricted Securities will be released upon the eighteen (18) month anniversary of the Closing Date. Notwithstanding the foregoing, certain members of management of the Company (the “Management Holders”) have agreed to not transfer the Restricted Securities until the twelve (12) month anniversary of the Closing Date; provided, that, 50% of the Restricted Securities of each Management Holder will be released from the Lockup Agreement upon the six (6) month anniversary of the Closing Date.

The foregoing description of the Lock-up Agreements is qualified in its entirety by reference to the full text of such agreements, a copy of the form of which is filed as Exhibit 10 hereto.

Other Transactions between the Issuer and Reporting Persons

Prior to the Issuer’s initial public offering, on June 30, 2020, the Sponsors agreed to loan the Issuer up to an aggregate of $150,000 pursuant to an unsecured promissory note to cover expenses related to the initial public offering. This loan was non-convertible and payable without interest upon the completion of the initial public offering. The Issuer borrowed approximately $108,000 under the note and fully repaid the note upon the consummation of the initial public offering on June 24, 2021. In June 2022, Issuer borrowed $250,000 from Sponsors pursuant to an unsecured promissory note which, as of June 30, 2022, was still outstanding.

On June 2, 2022, Issuer held a special meeting of stockholders at which such stockholders voted to extend the Combination Period from its previous end-date, June 15, 2022, to its current end-date, December 15, 2022. In connection with such vote, the holders of an aggregate of 9,195,721 Public Shares exercised their right to redeem their shares for an aggregate of approximately $93,377,626 in cash. The Sponsors agreed that if the extension was approved, they or their affiliates would lend to the Issuer for every month of the extension that was needed to consummate a business combination the lesser of an aggregate of (i) $100,000 and (ii) $0.033 per share for each Public Share that was not redeemed in connection with the stockholder vote. An aggregate of 2,304,279 Public Shares were not redeemed in connection with the stockholder vote and accordingly the Sponsors made a loan to the Issuer of $76,041.21 upon such extension. In accordance therewith, Sponsors have made loans to the Issuer of an aggregate of $293,367.00 as of the date of this Schedule 13D.

Item 7.	Material to be Filed as Exhibits

Exhibit 1*	Joint Filing Agreement, dated as of November 15, 2022, by and between IBIS Capital Sponsor II LLC, IBIS Capital Sponsor II EdtechX LLC, Benjamin Vedrenne-Cloquet, Charles McIntyre, A1 Capital Advisory Asia Limited, and Anop Chirdkiatisak.
Exhibit 2	Form of Letter Agreement between EdtechX Holdings Acquisition Corp. II and each of its initial stockholders, officers, and directors (incorporated by reference to Exhibit 10.1 to EdtechX Holdings Acquisition Corp. II’s Registration Statement on Form S-1/A, File No. 333-249098, filed on October 6, 2021).
Exhibit 3	Subscription Agreements for Private Warrants, dated as of December 15, 2020, by and between EdtechX Holdings Acquisition Corp. II and IBIS Capital Sponsor II LLC and IBIS Capital Sponsor II EdtechX LLC (incorporated by reference to Exhibit 10.1 to EdtechX Holdings Acquisition Corp. II’s Registration Statement on Form S-1/A, File No. 333-249098, filed on October 6, 2021).
Exhibit 4	Registration Rights Agreement, dated as of December 10, 2020 by and between EdtechX Holdings Acquisition Corp. II and IBIS Capital Sponsor II LLC and IBIS Capital Sponsor II EdtechX LLC (incorporated by reference to Exhibit 10.2 to EdtechX Holdings Acquisition Corp. II’s Current Report on Form 8-K, File No. 001-39792, filed on December 15, 2020).
Exhibit 5	Form of Indemnification Agreement between EdtechX Holdings Acquisition Corp. II and each of its officers and directors (incorporated by reference to Exhibit 10.5 to EdtechX Holdings Acquisition Corp. II’s Current Report on Form 8-K, File No. 001-39792, filed on December 15, 2020).
Exhibit 6	Merger Agreement, dated as of May 16, 2022, by and among EdtechX Holdings Acquisition Corp. II, EXHAC Merger Sub I, Inc., EXHAC Merger Sub II, LLC, and zSpace, Inc. (incorporated by reference to Exhibit 2.1 to EdtechX Holdings Acquisition Corp. II’s Current Report on Form 8-K, File No. 001-39792, filed on May 17, 2022).
Exhibit 7	Form of Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.7 to EdtechX Holdings Acquisition Corp. II’s Current Report on Form 8-K, File No. 001-39792, filed on May 17, 2022).
Exhibit 8	Sponsor Earnout Escrow Agreement, dated as of May 16, 2022, by and among EdtechX Holdings Acquisition Corp. II, IBIS Capital Sponsor II LLC, IBIS Capital Sponsor II EdtechX LLC, A1 Capital Advisory Asia Limited, and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.6 to EdtechX Holdings Acquisition Corp. II’s Current Report on Form 8-K, File No. 001-39792, filed on May 17, 2022).
Exhibit 9	Parent Stockholder Support Agreement, dated as of May 16, 2022, by and among EdtechX Holdings Acquisition Corp. II, zSpace Inc., IBIS Capital Sponsor II LLC, IBIS Capital Sponsor II EdtechX LLC, and A1 Capital Advisory Asia Limited (incorporated by reference to Exhibit 10.5 to EdtechX Holdings Acquisition Corp. II’s Current Report on Form 8-K, File No. 001-39792, filed on May 17, 2022).
Exhibit 10	Lock-up Agreements, dated as of May 16, 2022, by and among EdtechX Holdings Acquisition Corp. II, zSpace Inc., and certain Holders including without limitation IBIS Capital Sponsor II LLC, IBIS Capital Sponsor II EdtechX LLC (incorporated by reference to Exhibit 10.4 to EdtechX Holdings Acquisition Corp. II’s Current Report on Form 8-K, File No. 001-39792, filed on May 17, 2022).

*	Filed herewith.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IBIS Capital Sponsor II LLC

Dated: November 15, 2022	By:	/s/ Charles McIntyre
		Name:	Charles McIntyre
		Title:	Managing Member

IBIS Capital Sponsor II EdtechX LLC

Dated: November 15, 2022	By:	/s/ Benjamin Vedrenne-Cloquet
		Name:	Benjamin Vedrenne-Cloquet
		Title:	Managing Member

Dated: November 15, 2022	/s/ Benjamin Vedrenne-Cloquet
Benjamin Vedrenne-Cloquet

Dated: November 15, 2022	/s/ Charles McIntyre
Charles McIntyre

A1 Capital Advisory Asia Limited

Dated: November 15, 2022	By:	/s/ Anop Chirdkiatisak
		Name:	Anop Chirdkiatisak
		Title:	Director

Dated: November 15, 2022	/s/ Anop Chirdkiatisak
Anop Chirdkiatisak